EX-99.h.4.i

EXPENSE REIMBURSEMENT AGREEMENT

THIS EXPENSE REIMBURSEMENT AGREEMENT is made by and among Delaware Management Company (“DMC”), Delaware Distributors, L.P. (“DDLP”), Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), and Ivy Variable Insurance Portfolios (the “Trust”), on behalf of the Delaware Ivy VIP Asset Strategy (the “Portfolio”).

WHEREAS, the Trust, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and the Portfolio is a series of the Trust; and

WHEREAS, the Trust, DMC, DDLP and/or WISC have determined that it is appropriate and in the best interests of the Portfolio and its shareholders to maintain the expenses of the Portfolio at a level below the level to which the Portfolio may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1

Applicable Reimbursement Level and Term of Reimbursement. For the period from November 23, 2021 through November 23, 2022, DMC, DDLP and/or WISC agrees to reimburse sufficient management fees, Rule 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any) as follows: 0.62% for Class I shares and 0.87% for Class II shares of the Portfolio (the “Reimbursement Amount”).

1.2

Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Portfolio may offset the appropriate Reimbursement Amount against the management fees, Rule 12b-1 fees and/or shareholder servicing fees payable under the Investment Management Agreement, Rule 12b-1 Plan and/or the Shareholder Servicing Agreement. Alternatively, the Reimbursement Amount shall be paid directly by DMC, DDLP and/or WISC. Such offset shall be taken, or such direct payment shall be paid, two times per year within 30 days following the date of the Portfolio’s applicable semi-annual or annual reporting period.

2.	Termination and Effectiveness of Agreement.

2.1

Termination. This Agreement shall terminate with respect to the applicable Class of shares of the Portfolio upon termination of the Portfolio’s Investment Management Agreement, Rule 12b-1 Plan and/or Shareholder Servicing Agreement or on November 23, 2022, whichever comes first. This Agreement maybe terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the 1940 Act.

2.2	Effectiveness. This Agreement shall be effective November 23, 2021.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2

Interpretation. Nothing contained herein shall be deemed to require the Board of Trustees of the Trust or the Portfolio to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust or the Portfolio.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fees, the Rule 12b-1 Plan and/or shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart in, or otherwise derived from, the terms ad provisions of the Investment Management Agreement, Rule 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act shall have the same meaning as and be resolved by reference to the Investment Management Agreement, Rule 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of November 23, 2021.

IVY VARIABLE INSURANCE PORTFOLIOS

By:	/s/ Shawn K. Lytle
Shawn K. Lytle, President & Chief Executive Officer

DELAWARE MANAGEMENT COMPANY

By:	/s/ Richard Salus
Richard Salus, Senior Vice President

DELAWARE DISTRIBUTORS, L.P.

By:	/s/ Brett D. Wright
Brett D. Wright, President

WADDELL & REED SERVICES COMPANY

By:	/s/ Joseph W. Kauten
Joseph W. Kauten, Senior Vice President